                                       FILED BY ENSCO INTERNATIONAL INCORPORATED
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                           SUBJECT COMPANY: CHILES OFFSHORE INC.
                                  SUBJECT COMPANY COMMISSION FILE NO.: 001-16005

[ENSCO LOGO]

                                  NEWS RELEASE
                        ENSCO INTERNATIONAL INCORPORATED

--------------------------------------------------------------------------------
        2700 FOUNTAIN PLACE O 1445 ROSS AVENUE O DALLAS, TEXAS 75202-2792
      TEL: (214) 922-1500 O FAX: (214) 855-0080 O WEB SITE: WWW.ENSCOUS.COM
--------------------------------------------------------------------------------

                      ENSCO REPORTS SECOND QUARTER RESULTS

         Dallas, Texas, July 18, 2002....ENSCO International Incorporated (NYSE:
ESV) reported net income of $23.3 million ($.17 per diluted share) on revenues of $157.2 million for the three months ended June 30, 2002, compared to net income of $61.2 million ($.44 per diluted share) on revenues of $215.5 million for the year earlier quarter.

         ENSCO's net income for the first six months of 2002 was $39.5 million, or $.29 per diluted share, on revenues of $299.5 million, compared to net income of $108.1 million, or $.77 per diluted share, on revenues of $410.8 million for the prior six month period. Included in the results for the six months ended June 30, 2002 is a $5.8 million gain ($3.8 million after tax or $.03 per diluted share) in connection with an insurance claim relating to the ENSCO 51 jackup rig, which sustained extensive damage from a natural gas well fire in March of 2001.

         The average day rate for ENSCO's jackup rig fleet was $42,100 for the second quarter of 2002, compared to $52,600 in the year earlier period. Utilization for the Company's jackup fleet was 87% in the most recent quarter, versus 91% in the second quarter of 2001. Excluding rigs in a shipyard for regulatory inspection and enhancement, jackup utilization was 94% in the most recent quarter, compared to 98% in the year earlier period.

         In ENSCO's marine transportation segment, the average day rate for the Company's marine fleet was $5,900 in the second quarter of 2002, compared to $8,300 in the year earlier period. Utilization for the marine fleet was 73% in the quarter ended June 30, 2002, versus 84% in the second quarter of 2001.

         Carl Thorne, Chairman and Chief Executive Officer of ENSCO, commented on the Company's recent results and outlook, "Second quarter results were somewhat better than anticipated due primarily to the rescheduling of various shipyard activity and the resulting additional revenue days in the quarter, and the pace of day rate improvement in the Gulf of Mexico being slightly in excess of that anticipated.

         "We continue to make progress relative to increasing the capability and earnings potential of our rig and vessel fleets through enhancement, redeployment, and additions. With regard to asset enhancement, six of our jackup rigs were in a shipyard for planned regulatory and upgrade work during the most recent quarter. We also anticipate having as many as six of our rigs in a shipyard during the third quarter.

         "In connection with asset redeployment, we have a term contract work commitment with Shell in Nigeria for one of our North Sea harsh environment jackups (ENSCO 100) commencing this September. We have also received a term contract commitment from TotalFinaElf requiring the relocation of one of our Venezuelan barge rigs (ENSCO I) to Indonesia for work expected to commence by the end of this year.

         "The proposed acquisition of Chiles Offshore Inc., which we announced in May, is proceeding as planned. The Chiles shareholder meeting to vote on the transaction is scheduled for August 7, 2002. Chiles owns and operates the newest jackup fleet in the industry, with four ultra premium jackup rigs in service, all having been built since 1999, and a fifth unit in the final stages of construction. We look forward to the positive contribution we expect Chiles will make to ENSCO.

         "As reported previously, we also continue to add to the high end of our jackup fleet through new rig construction. The ENSCO 102, a newly built harsh environment jackup rig in which we own a 25% interest with an option to purchase the remaining 75%, is undergoing final outfitting and commissioning in Singapore. We are in discussions with several operators relative to work prospects in the region.

         "With regard to our markets, we continue to see strong demand for premium jackup rigs in the Gulf of Mexico, and a continuing positive trend in day rates. Internationally, the Asia Pacific region remains strong, and we have a favorable contract backlog. These positive trends have been mitigated somewhat by near term rate softness in the North Sea.

         "We continue to expect improvement in our results over the remaining six months of this year, as rigs return to service upon completion of shipyard work, and as results reflect the anticipated addition of the Chiles fleet mid-third quarter. Third quarter 2002 earnings per share are expected to be in the range of $.18 to $.23, including a contribution of approximately $.02 per share from the Chiles rigs."

         Statements contained in this news release that state the Company's or management's intentions, hopes, beliefs, expectations, anticipations, projections, or predictions of the future are forward-looking statements. Such forward-looking statements include references to anticipated shipyard downtime and related financial impact, future markets and contract backlog for the Company's drilling rigs and vessels, anticipated acquisition of Chiles Offshore Inc., and projections of third quarter earnings. It is important to note that the Company's actual results could differ materially from those projected in such forward-looking statements. The factors that could cause actual results to differ materially from those in the forward-looking statements include the following: (i) industry conditions and competition, (ii) cyclical nature of the industry, (iii) worldwide expenditures for oil and gas drilling, (iv) operational risks and insurance, (v) risks associated with operating in foreign jurisdictions, (vi) environmental liabilities which may arise in the future which are not covered by insurance or indemnity, (vii) the impact of current and future laws and government regulation, as well as repeal or modification of same, affecting the oil and gas industry and the Company's operations in particular, (viii) changes in the dates the Company's rigs being constructed or undergoing enhancement or repair will enter service (including changes resulting from an unanticipated increase in the scope of work), (ix) renegotiation, nullification, or breach of contracts with customers or other parties, (x) the results of the Chiles Offshore Inc.

shareholder vote, and (xi) the risks described from time to time in the Company's SEC filings. Copies of such filings may be obtained by contacting the Company or the SEC.

         The Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statements are based.

         ENSCO, headquartered in Dallas, Texas, provides contract drilling and marine transportation services to the international petroleum industry.

Contact: Richard LeBlanc
         214-922-1550

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE OR AN OFFER OR AN INVITATION TO PURCHASE ANY SECURITIES. INVESTORS SHOULD CAREFULLY REVIEW ENSCO INTERNATIONAL INCORPORATED'S REGISTRATION STATEMENT AND PROSPECTUS AND THE RELATED CHILES OFFSHORE INC. DEFINITIVE PROXY STATEMENT WITH RESPECT TO THE PROPOSED TRANSACTION FILED WITH THE SEC ON JULY 5, 2002 BEFORE MAKING ANY DECISION CONCERNING THE PROPOSED OFFER. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION. THESE DOCUMENTS AND OTHER RELEVANT DOCUMENTS MAY BE OBTAINED FOR FREE AT THE SEC'S WEB SITE HTTP://WWW.SEC.GOV, AND AT ENSCO INTERNATIONAL INCORPORATED'S WEB SITE, HTTP://WWW.ENSCOUS.COM. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

     ----------------------------------------------------------------------

         ENSCO will conduct a conference call at 10:00 a.m. Central Time on Thursday, July 18, 2002, to discuss its second quarter results. The call will be broadcast live over the Internet at www.enscous.com. Interested parties may also listen to the call by dialing 952-556-2808. It is recommended that participants call five to ten minutes before the scheduled start time.

         A replay of the conference call will be available on ENSCO's web site www.enscous.com, or by phone for 24 hours after the call by dialing 703-326-3020 (access number 6079727).

                        ENSCO INTERNATIONAL INCORPORATED
                        CONSOLIDATED STATEMENT OF INCOME

                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                THREE MONTHS ENDED            SIX MONTHS ENDED
                                                     JUNE 30,                     JUNE 30,
                                           --------------------------    --------------------------
                                               2002          2001            2002           2001
                                           -----------    -----------    -----------    -----------
OPERATING REVENUES                         $     157.2    $     215.5    $     299.5    $     410.8

EXPENSES
        Operating expenses                        84.3           89.7          172.6          179.3
        Depreciation and amortization             29.4           29.1           57.9           58.0
        General and administrative                 4.6            4.2            9.0            7.9
                                           -----------    -----------    -----------    -----------
                                                 118.3          123.0          239.5          245.2
                                           -----------    -----------    -----------    -----------

OPERATING INCOME                                  38.9           92.5           60.0          165.6

OTHER INCOME (EXPENSE)
        Interest income                            1.6            2.3            3.1            4.6
        Interest expense, net                     (8.1)          (8.5)         (15.9)         (16.8)
        Other, net                                  --             --            8.2            0.2
                                           -----------    -----------    -----------    -----------
                                                  (6.5)          (6.2)          (4.6)         (12.0)
                                           -----------    -----------    -----------    -----------

INCOME BEFORE INCOME TAXES                        32.4           86.3           55.4          153.6

PROVISION FOR INCOME TAXES                         9.1           25.1           15.9           45.5
                                           -----------    -----------    -----------    -----------

NET INCOME                                 $      23.3    $      61.2    $      39.5    $     108.1
                                           ===========    ===========    ===========    ===========


EARNINGS PER SHARE
        Basic                              $      0.17    $      0.44    $      0.29    $      0.78
        Diluted                            $      0.17    $      0.44    $      0.29    $      0.77


AVERAGE COMMON SHARES OUTSTANDING
        Basic                                    135.3          138.5          135.0          138.4
        Diluted                                  136.2          139.7          135.8          139.7

                        ENSCO INTERNATIONAL INCORPORATED
                           CONSOLIDATED BALANCE SHEET
                                  (IN MILLIONS)

                                                                 JUNE 30,     DECEMBER 31,
                                                                   2002           2001
                                                               ------------   ------------
                               ASSETS

CURRENT ASSETS
     Cash and short-term investments                           $      337.2   $      310.4
     Accounts receivable, net                                         116.5          116.5
     Prepaid expenses and other                                        36.2           34.4
                                                               ------------   ------------
        Total current assets                                          489.9          461.3

PROPERTY AND EQUIPMENT, NET                                         1,699.8        1,715.3

OTHER ASSETS                                                          171.9          147.2
                                                               ------------   ------------

                                                               $    2,361.6   $    2,323.8
                                                               ============   ============


                LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable and accrued liabilities                  $      115.8   $      136.6
     Current maturities of long-term debt                              12.7           12.7
                                                               ------------   ------------
        Total current liabilities                                     128.5          149.3

LONG-TERM DEBT                                                        456.2          462.4

DEFERRED INCOME TAXES                                                 270.4          259.1

OTHER LIABILITIES                                                      14.7           12.8

STOCKHOLDERS' EQUITY                                                1,491.8        1,440.2
                                                               ------------   ------------

                                                               $    2,361.6   $    2,323.8
                                                               ============   ============

                        ENSCO INTERNATIONAL INCORPORATED
                              OPERATING STATISTICS

                                                        SECOND QUARTER                FIRST
                                                ------------------------------       QUARTER
                                                    2002             2001             2002
                                                -------------    -------------    -------------
CONTRACT DRILLING
Average day rates
     Jackup rigs
        North America                           $      22,864    $      53,061    $      21,481
        Europe                                         79,406           65,348           76,961
        Asia Pacific                                   56,802           39,170           58,335
                                                -------------    -------------    -------------
           Total jackup rigs                           42,061           52,611           41,522
     Semisubmersible rig - N. America                 182,305          179,911          183,532
     Barge rigs - South America                        39,792           44,286           42,706
     Platform rigs - North America                     24,608           26,673           25,460
                                                -------------    -------------    -------------
           Total                                $      44,844    $      52,507    $      43,712
                                                =============    =============    =============

Utilization
     Jackup rigs
        North America                                      95%              90%              86%
        Europe                                             78%              87%              69%
        Asia Pacific                                       80%             100%              82%
                                                -------------    -------------    -------------
           Total jackup rigs                               87%              91%              82%
     Semisubmersible rig - N. America                      97%              98%              69%
     Barge rigs - South America                            16%              33%              16%
     Platform rigs - North America                         60%              57%              48%
                                                -------------    -------------    -------------
           Total                                           75%              77%              69%
                                                =============    =============    =============


MARINE TRANSPORTATION
Average day rates
     AHTS                                       $      11,017    $      12,369    $      11,668
     Supply                                             5,142            7,608            5,830
                                                -------------    -------------    -------------
          Total                                 $       5,933    $       8,291    $       7,056
                                                =============    =============    =============

Utilization
     AHTS                                                  55%              67%              82%
     Supply                                                77%              87%              67%
                                                -------------    -------------    -------------
          Total                                            73%              84%              70%
                                                =============    =============    =============

                        ENSCO INTERNATIONAL INCORPORATED
                                 SEGMENT RESULTS

                                  (IN MILLIONS)

                                                            SECOND QUARTER               FIRST
                                                     -----------------------------      QUARTER
                                                         2002            2001             2002
                                                     -------------   -------------   -------------
OPERATING REVENUES
     Contract drilling                               $       146.1   $       197.8   $       130.0
     Marine transportation                                    11.1            17.7            12.3
                                                     -------------   -------------   -------------
        Total segment revenues                               157.2           215.5           142.3


OPERATING EXPENSES*
     Contract drilling                                        74.1            80.1            78.8
     Marine transportation                                    10.2             9.6             9.5
                                                     -------------   -------------   -------------
        Total segment expenses                                84.3            89.7            88.3


OPERATING MARGINS*
     Contract drilling                                        72.0           117.7            51.2
     Marine transportation                                     0.9             8.1             2.8
                                                     -------------   -------------   -------------
        Total segment margins                        $        72.9   $       125.8   $        54.0



* Exclusive of depreciation and amortization and general and administrative expenses.